UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	ANGIOTECH ANNOUNCES RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: November 1, 2007

                  By: /s/

      Name: K. Thomas Bailey

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday, November 1, 2007

ANGIOTECH ANNOUNCES RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Vancouver, BC, November 1, 2007 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced its full financial results for the third quarter ended September 30, 2007.

“During this past quarter, there has been significant progress made on several key products nearing commercial launch, including FDA approval of the HemoStream™ chronic dialysis catheter, FDA clearance and CE Mark approvals for a variety of Quill™ SRS products, and positive results from our pivotal CVC study,” said Dr. William Hunter, President and CEO of Angiotech.  “After completing the build out of our U.S. surgical sales force in the third quarter, we were in an excellent position to showcase our Quill™ SRS product line at the recent Annual Meeting of the American Society of Plastic Surgeons (ASPS), and we were pleased to find that the response from physicians far exceeded expectations.”

On October 19, 2007, immediately following the release of BSC’s third quarter 2007 financial results, Angiotech released preliminary results for the third quarter of 2007 and updated its 2007 outlook for royalty revenue, product sales, and Adjusted EBITDA.

Financial Update:

The following includes additional financial updates subsequent to the press release from October 19, 2007:

•

GAAP net loss from continuing operations and net loss per share from continuing operations were ($10.8) million and ($0.13), respectively.  Our GAAP results reflect several non-cash, non-recurring items.

•

Adjusted net loss from continuing operations and adjusted net loss per share from continuing operations were ($3.1) million and ($0.04), respectively.

•

Our revised outlook for 2007 adjusted net income per share is $0.07 to $0.10.

We caution that the information contained in the press release concerning our revised outlook for 2007 is forward-looking and, accordingly, actual results may differ materially.

Financial Information

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three- and nine-month periods ended September 30, 2007, and audited consolidated financial statements for the year ended December 31, 2006. Full unaudited consolidated interim financial statements and Management’s Discussion and Analysis for the three- and nine-month periods ended September 30, 2007, will be filed with the relevant regulatory agencies, as well as posted on our website at www.angiotech.com.

We completed the acquisition of the operations of American Medical Instruments Holdings, Inc. (“AMI”) on March 23, 2006.  Because of the timing of the AMI acquisition, our operating results for the nine month period ended September 30, 2006 include AMI’s results of operations from the period of March 24, 2006 to September 30, 2006, as compared to the current nine month period which reflects combined results from the period of January 1, 2007 to September 30, 2007.  As a result, our results for the nine months ended September 30, 2007 do not reflect a comparable operating period as compared to the nine months ended September 30, 2006.

Amounts, unless specified otherwise, are expressed in U.S. dollars. Financial results are reported under GAAP unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

Use of Certain Non GAAP Financial Measures

Certain financial results presented in this press release include non-GAAP measures that exclude certain items. Adjusted net income from continuing operations, adjusted net income per share from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) exclude certain non-cash and non-recurring items such as acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions, stock-based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted net income from continuing operations, adjusted net income per share from continuing operations and Adjusted EBITDA also exclude litigation expenses related to defending intellectual property claims.  Revenue, as adjusted, excludes non-recurring, non-operating revenue derived from license agreements and other license revenue, net of license fees due to licensors and excludes amounts accrued for costs incurred, and potential future costs, related to our offer to accept returns of Contour Threads brand product as part of our announced brand name consolidation and discontinuation. Adjusted net income from continuing operations, adjusted net income per share from continuing operations, revenue from continuing operations, as adjusted and Adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Management uses these non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time. Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP. We have provided a reconciliation of these measures to GAAP in the attached tables.

The financial outlook referred to above presents certain forward-looking, non-GAAP financial information for which at this time there is no calculable comparable GAAP measure.  As a result, such non-GAAP financial information cannot be quantitatively reconciled to comparable GAAP financial information.  Specifically, the adjusted net income per share amounts referred to above exclude estimates of certain expenses that are inherently unpredictable or subject to significant fluctuation for reasons unrelated to our business performance, including stock-based compensation expenses, certain litigation expenses and foreign exchange gains or losses.

Conference Call Information

A conference call to discuss these financial results will be held today, Thursday, November 1, 2007 at 8:00 AM PT (11:00 AM ET).

Dial-in information:

North America (toll free): (800) 901-5213

International: (617) 786-2962

Enter passcode: 75137732

A replay archive of the conference call will be available until November 8, 2007 by calling (888) 286-8010 (in North America) or (617) 801-6888 (International) and entering Access Code 15190735.

A live webcast will be available to all interested parties through the Investors section of Angiotech’s website: www.angiotech.com.

 ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three months ended September 30, 2007			Three months ended September 30, 2006
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	26,622		26,622	43,709		43,709
Product sales, net	41,351		41,351	42,509		42,509
License fees	53	(53) a	-	53	(53) a	-
	68,026	(53)	67,973	86,271	(53)	86,218
EXPENSES
License and royalty fees	4,527		4,527	6,933		6,933
Cost of products sold	23,384	(253) b	23,131	20,996		20,996
Research and development	13,188	(542) c	12,646	11,740	(596) c	11,144
Selling, general and administrative	24,715	(3,173) d	21,542	20,953	(2,817) d	18,136
Depreciation and amortization	8,119	(7,244) e	875	9,171	(8,215) e	956
	73,933	(11,212)	62,721	69,793	(11,628)	58,165
Operating (loss) income	(5,907)	11,159	5,252	16,478	11,575	28,053
Other income (expenses):
Foreign exchange gain (loss)	(110)	110 f	-	(528)	528 f	-
Investment and other income	2,073		2,073	977	(148) h	829
Interest expense on long-term debt	(13,280)	558 g	(12,722)	(11,325)	645 g	(10,680)
	(11,317)	668	(10,649)	(10,876)	1,025	(9,851)
Income (loss) from continuing operations before income taxes	(17,224)	11,826	(5,397)	5,602	12,600	18,202
Income tax expense (recovery)	(6,392)	4,139 i	(2,253)	(1,802)	3,566 i	1,764
Net (loss) income from continuing operations	(10,832)	7,688	(3,144)	7,404	9,034	16,438
Net loss from discontinued operations, net of income taxes	(1,156)	1,156	-	(478)	478	-
Net (loss) income for the period	(11,988)	8,844	(3,144)	6,926	9,512	16,438

Basic net (loss) income per common share from continuing operations	(0.13)		(0.04)	0.09		0.19
Diluted net (loss) income per common share from continuing operations	(0.13)		(0.04)	0.09		0.19
Weighted average shares outstanding (000’s) – basic	85,014		85,014	84,832		84,832
Weighted average shares outstanding (000’s) – diluted	85,432		85,432	85,463		85,463

a.

Non-recurring, non-operating license revenue, net of license fees due to licensors.

b.

Change in estimate of accounting for excess and obsolete

c.

Stock-based compensation expense.

d.

Selling, general and administrative adjustments:

	Three months ended Sept 30, 2007	Three months ended Sept 30, 2006
Stock-based compensation expense	(811)	(924)
Termination and reorganization costs related to closure of the Syracuse facility.	(1,454)	-
Litigation expenses relating to defending intellectual property claims	(908)	(1,893)
Total	(3,173)	(2,817)

e.

Amortization of acquisition related intangible assets and medical technologies.

f.

Foreign exchange fluctuations on foreign currency net monetary assets.

g.

Amortization of deferred financing costs.

h.

Gain on sale related to disposition of Neodisc technology rights to NuVasive.

i.

Tax effects of adjustments a. through h. for the period. Comparative for 2006 also includes non-recurring Quebec retroactive tax adjustment of $8.7 million.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Nine months ended September 30, 2007			Nine months ended September 30, 2006
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	89,500		89,500	127,779		127,779
Product sales, net	126,258	2,980 a	129,238	93,864		93,864
License fees	577	(577) b	-	179	(179) b	-
	216,335	2,403	218,738	221,822	(179)	221,643
EXPENSES
License and royalty fees	14,235		14,235	19,496		19,496
Cost of products sold	71,261	(1980) c	69,281	45,663		45,663
Research and development	40,407	(4,432) d	35,975	33,228	(1,990) d	31,238
Selling, general and administrative	72,532	(13,194) e	59,338	54,505	(11,033) e	43,472
Depreciation and amortization	24,603	(21,978) f	2,625	21,726	(19,391) f	2,335
In-process research and development	8,000	(8,000) g	-	1,042	(1,042) h	-
	231,038	(49,584)	181,454	175,660	(33,456)	142,204
Operating (loss) income	(14,703)	51,987	37,284	46,162	33,277	79,439
Other income (expenses):
Foreign exchange gain(loss)	(514)	514 i	-	1,778	(1,778) i	-
Investment and other income	9,881	(5,577) j	4,304	5,494	(833) k	4,661
Interest expense on long-term debt	(38,975)	1,684 l	(37,291)	(23,611)	1,320 l	(22,291)
Loss on sale/write-down of investments	(8,157)	8,157 m	-	(413)	413 n	-
	(37,765)	4,778	(32,987)	(16,752)	(878)	(17,630)
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting	(52,468)	56,765	4,297	29,410	32,399	61,809
Income tax expense (recovery)	(21,331)	14,440 o	(6,891)	12,256	1,053 o	13,309
Income (loss) from continuing operations before cumulative effect of change in accounting	(31,137)	42,325	11,188	17,154	31,346	48,500
Net loss from discontinued operations, net of income taxes	(6,947)	6,947	-	(1,265)	1,265	-
Cumulative effect of change in accounting				399	(399)	-
Net (loss) income for the period	(38,084)	49,272	11,188	16,288	32,212	48,500

Basic net (loss) income per common share from continuing operations	(0.37)		0.13	0.20		0.57
Diluted net (loss) income per common share from continuing operations	(0.36)		0.13	0.20		0.57
Weighted average shares outstanding (000’s) – basic	85,010		85,010	84,674		84,674
Weighted average shares outstanding (000’s) – diluted	85,477		85,477	85,484		85,484

a.

Amounts accrued for costs incurred, and potential future costs, related to our offer to accept returns of Contour Threads brand product as part of a brand name consolidation and discontinuation initiative.

b.

Non-recurring, non-operating revenue as derived from license agreements with Histogenics Corporation ($0.4 million in 2007) and other license revenue, net of license fees due to licensors.

c.

Change in estimate of accounting for excess and obsolete inventory resulting from the alignment during the third quarter of 2007 of inventory policies across our various manufacturing operations, and non-recurring supply / distribution agreement termination costs.

d.

Research and development adjustments:

	Nine months ended Sept 30, 2007	Nine months ended Sept 30, 2006
Stock-based compensation	(1,515)	(1,990)
License fees due to licensors related to non-recurring license revenue	(419)	-
Termination and reorganization costs related to the integration of AMI	(849)	-
Non-recurring supply / distribution agreement termination costs	(899)	-
Non-recurring in-process research and development expense relating to the signing of a technology and intellectual property license agreement with an inventor	(750)	-
Total	(4,432)	(1,990)

e.

Selling,  general and administrative adjustments:

	Nine months ended Sept 30, 2007	Nine months ended Sept 30, 2006
Stock-based compensation	(2,203)	(2,810)
Termination and reorganizatioan costs related to the integration of AMI and the closure of the Syracuse facility	(4,839)	-
Litigation expenses relating to defending intellectual property claims	(5,902)	(8,223)
Non-recurring supply / distribution agreement termination costs	(250)	-
Total	(13,194)	(11,033)

f.

Amortization of acquisition related intangible assets and medical technologies.

g.

Non-recurring in-process research and development expense relating to payments to CombinatorX Inc. and Rex Medical Inc.

h.

Non-recurring in-process research and development expense, relating primarily to a $1.0 million payment due under license agreement with Poly-Med, Inc.

i.

Foreign exchange fluctuations on foreign currency net monetary assets.

j.

Write off of uncollectible tax receivable and write off of certain capitalized costs, net of gain realized on recovery of investments.

k.

Gain on sale of Palo Alto building – assets held for sale and gain on sale related to disposition of Neodisc technology rights to NuVasive.

l.

Amortization of deferred financing costs.

m.

Net impact of loss and gain on redemption of investments of common share holdings in Orthovita Inc. and NuVasive, Inc., respectively.

n.

Loss on redemption of investments.

o.

Tax effects of adjustments a. through n. for the period, including the reversal of tax reserves previously booked. Comparative for 2006 also includes non-recurring Quebec retroactive tax adjustment of $8.7 million

ANGIOTECH PHARMACEUTICALS, INC.

CALCULATION OF ADJUSTED EBITDA

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$)	2007	2006	2007	2006

Net income on a GAAP basis	(11,988)	6,926	(38,084)	16,288
Interest expense on long-term debt	13,281	11,325	38,976	23,611
Income tax (recovery) expense	(7,055)	(2,101)	(25,885)	11,866
Depreciation and amortization	9,228	10,554	28,003	24,392
EBITDA	3,466	26,704	3,010	76,157
Adjustments:
Net loss from discontinued operations, excluding depreciation, amortization and income tax expense included above	1,743	613	11,122	1,255
In-process research and development	-	-	8,000	1,042
Non-recurring research and development costs	-	-	750	-
Non-recurring revenue, net of license fees	(54)	(53)	(160)	(179)
Stock-based compensation	1,353	1,520	3,717	4,800
Litigation expenses	908	1,893	5,902	8,223
Foreign exchange loss (gain)	110	528	514	(1,778)
Investment and other income	(2,073)	(829)	(4,304)	(4,661)
Severance / restructuring costs	1,454		5,438
Supply/distribution agreement termination costs			2,199
E&O inventory adjustment	253		1,180
Contour threads returns			2,980
Write-off of capitalized costs			280
Write-off of uncollectible tax receivable			2,250
Gain on sale of sale of intangible assets		(148)		(148)
Gain on sale of Palo Alto building				(685)
Gain realized on recovery of investment			(7,510)	(1,064)
Accrued interest income			(597)
Net loss on redemption of investments			8,157	1,477
Cumulative effect of change in accounting policy				(399)
Adjusted EBITDA	7,160	30,228	42,928	84,040

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	September 30,	December 31,
(in thousands of U.S.$)	2007	2006
ASSETS
Cash and short-term investments	98,720	108,617
Accounts receivable	24,876	25,231
Inventories	35,149	33,619
Deferred income taxes	11,363	5,372
Other current assets	6,504	6,303
Assets from discontinued operations	-	2,365
Total current assets	176,612	181,507
Long-term investments	32,478	53,840
Property and equipment, net	57,533	59,783
Intangible assets, net	229,409	244,954
Goodwill	641,943	630,770
Deferred income taxes	6,748	4,804
Deferred financing costs	14,159	14,845
Other assets	678	255
Assets from discontinued operations	-	15,116
Total assets	1,159,560	1,205,874
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	77,886	67,950
Liabilities from discontinued operations	-	4,226
Long-term debt	575,000	575,000
Deferred income taxes	48,164	71,813
Other tax liabilities	5,908	-
Other long-term liabilities	4,116	4,052
Stockholders’ equity	448,486	482,833
Total liabilities and stockholders’ equity	1,159,560	1,205,874

Forward Looking Statements

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us;  our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. (“AMI”); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC. Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this press release to reflect future results, events or developments.

Quill™ is a trademark of Quill Medical, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc.

HemoStream™ is a trademark of Rex Medical, LP, used under license by Angiotech.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech (NASDAQ: ANPI, TSX, ANP) please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Media:

Jodi Regts

Senior Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7930

jregts@angio.com

Analysts and Investors:

Deirdre Neary

Manager, Investor Relations

Angiotech Pharmaceuticals, Inc.

(604) 222-7056

dneary@angio.com